

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2012

<u>Via Email</u>
Mr. Clayton Gamber
Chief Executive Officer
AvStar Aviation Group, Inc.
3600 Gessner, Suite 220
Houston, Texas 77063

   Re: AvStar Aviation Group, Inc.
     Form 10-K for the year ended December 31, 2009
     Filed April 15, 2010
     Form 10-K/A for the year ended December 31, 2009
     Filed June 17, 2010
     File No. 000-30503

Dear Mr. Gamber:

   We issued comments to you on the above captioned filing on September 9, 2010. As of this date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by January 19, 2012 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

   If you do not respond to the outstanding comments or contact us by January 19, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

   Please contact Kristin Shifflett at (202) 551-3381 or me at (202) 551-3211 if you have any questions.

        Sincerely,

        /s/ David R. Humphrey

        David R. Humphrey
        Accounting Branch Chief